Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 2, 2019

FAIRFAX ANNOUNCES RESET DIVIDEND RATE ON ITS SERIES C PREFERRED SHARES AND
QUARTERLY DIVIDEND ON SERIES C, D, E, F, G, H, I, J, K AND M PREFERRED SHARES AND
QUARTERLY DIVIDEND RATE FOR SERIES D, F, H AND J SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has determined the fixed dividend rate on its Cumulative 5-Year Rate Reset Preferred Shares, Series C (the “Series C Shares”) (TSX: FFH.PR.C) for the five years commencing January 1, 2020 and ending December 31, 2024. The fixed quarterly dividends on the Series C Shares during that period, if and when declared, will be paid at an annual rate of 4.709% (C$0.294313 per share per quarter).

Holders of Series C Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 16, 2019, to convert all or part of their Series C Shares, on a one-for-one basis, into Cumulative Floating Rate Preferred Shares, Series D (the “Series D Shares”) (TSX: FFH.PR.D), effective December 31, 2019. The quarterly floating rate dividends on the Series D Shares will be paid at an annual rate, calculated for each quarter, of 3.15% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the December 31, 2019 to March 30, 2020 dividend period for the Series D Shares will be 1.19721% (4.80199% on an annualized basis) and the dividend for such dividend period, if and when declared, will be C$0.29930 per share, payable on March 30, 2020.

Holders of Series D Shares also have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 16, 2019, to convert all or part of their Series D Shares, on a one-for-one basis, into Series C Shares, effective December 31, 2019. Holders of the Series D Shares who elect to convert their shares by the conversion deadline will receive Series C Shares effective December 31, 2019 and will be entitled to receive, if and when declared, the fixed-rate dividend as described above.

Holders of Series C Shares are not required to elect to convert all or any part of their Series C Shares into Series D Shares and holders of Series D Shares are not required to elect to convert all or any part of their Series D Shares into Series C Shares. Holders of the Series C Shares who do not elect to convert their shares by the conversion deadline will retain their Series C Shares and will receive the fixed-rate dividend as described above (subject to the automatic conversion features described below). Holders of the Series D Shares who do not elect to convert their shares by the conversion deadline will retain their Series D Shares and will receive the floating-rate dividend as described above (subject to the automatic conversion features described below).

As provided in the share conditions of the Series C Shares and the Series D Shares: (i) if Fairfax determines that there would be fewer than 1,000,000 Series C Shares outstanding after December 31, 2019, all remaining Series C Shares will be automatically converted into Series D Shares on a one-for-one basis effective December 31, 2019 and Fairfax will cause the return of all Series C Shares tendered for conversion into Series D Shares; and (ii) if Fairfax determines that there would be fewer than 1,000,000 Series D Shares outstanding after December 31, 2019, all remaining Series D Shares will be automatically converted into Series C Shares on a one-for-one basis effective December 31, 2019 and Fairfax will cause the return of all Series D Shares tendered for conversion into Series C Shares.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

There are currently 6,016,384 Series C Shares and 3,983,616 Series D Shares outstanding. The Series C Shares and the Series D Shares are listed on the Toronto Stock Exchange under the trading symbols “FFH.PR.C” and “FFH.PR.D”, respectively.

Fairfax also announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series C	0.286125	December 31, 2019	December 13, 2019
Series D	0.30171	December 30, 2019
Series E	0.18188	December 31, 2019
Series F	0.23933	December 30, 2019
Series G	0.207375	December 31, 2019
Series H	0.26453	December 30, 2019
Series I	0.23175	December 31, 2019
Series J	0.28281	December 30, 2019
Series K	0.291938	December 31, 2019
Series M	0.296875	December 31, 2019

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the December 31, 2019 to March 30, 2020 dividend period for its floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series D	1.19721	4.80199	0.29930
Series F	0.95039	3.81199	0.23760
Series H	1.05011	4.21199	0.26253
Series J	1.12241	4.50199	0.28060

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development
at (416) 367-4941